ALBERTA COMPLIANCE SERVICES INC.

[redacted]
03032829

SUPPL

September 30, 2003

SEC MAIL PROCESSING RECEIVED OCT 14 2003 WASH. D.C. 187 SECTION

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the 3 months ended March 31, 2003 and BCSC Form 51-901F
2. Interim Financial Statements for the 6 months ended June 30, 2003 and BCSC Form 51-901F
3. Consolidated Financial Statements for the year ended December 31, 2002 and BCSC Form 51-901F
4. Revised Notice of Meeting and Record Date

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

dlw 10/27

Sherri Van Ham
Associate

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4151

August 29, 2003

NOTICE TO READER

To the Shareholders of
Solana Petroleum Corporation

I have compiled the balance sheet of Solana Petroleum Corporation, as at March 31, 2003, and the statement of income and changes in financial position for the nine month period then ended. The balances have not been audited, reviewed or otherwise verified for accuracy or completeness. Readers are cautioned that these statements may not be appropriate for their purposes.

SOLANA PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEET
MARCH 31, 2003
(Unaudited - See Notice to Reader)

	MARCH 31 2003	Dec 31 2002
ASSETS		
Current assets		
Funds held in trust	$ 2,283	$ 7,108
Cash	17,007	10,708
Accounts receivable	154,208	3,877
Prepaid expenses	13,988	774
Deposits on petroleum and natural gas properties (note 1)	-	2,062,373
Current portion of amounts receivable from directors and officers	-	4,685
-	187,485	2,089,525
Capital assets		
Office equipment	626	5,122
Computer	6,334	18,340
Less: Accumulated depreciation	(5,077)	(7,552)
	1,883	15,910
Promissory Notes Receivable (note 2)	122,287	106,720
	$ 311,655	**$ 2,212,155**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 19,647	$ 106,330
Share subscriptions repayable	29,650	2,336,090
	49,297	2,442,420
Funds for future California Syndicate AFE's	641,711	641,711
Share capital (Issued 17,225,900 shares)	5,684,102	5,990,418
Less: Share issue costs	(633,051)	(633,051)
	5,051,051	5,357,367
Deficit	(5,430,404)	(6,229,343)
	(379,353)	(871,976)
	$ 311,655	$ 2,212,155

82-4931

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - See Notice to Reader)

	Three Months Ended March 31		Three Months Ended March 31	
	2003	2002	2003	2002
REVENUE				
Income from sale of Cayman Subsidiary	$ 761,355	$ -	$ 761,355	$ -
Interest income	-	6	-	6
	761,355	6	761,355	6
EXPENSE				
Accounting	0	-	0	-
Compliance agency fees	2,110	-	2,110	
Consultants	3,046	4,800	3,046	4,800
Insurance	215	2,509	215	2,509
Interest	96	-	96	-
Legal fees	12,280	-	12,280	-
Management fees	7,500	20,688	7,500	20,688
Miscellaneous Expenses	5,215	-	5,215	-
Office	9,314	8,090	9,314	8,090
Promotion and investor relations	4,323	3,975	4,323	3,975
Taxes	824	-	824	-
Travel	2,226	-	2,226	-
	47,150	40,062	47,150	40,062
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	714,205	-40,056	714,205	-40,056
FOREIGN EXCHANGE GAIN (LOSS)	84,734	70	84,734	70
NET INCOME FOR THE PERIOD	798,939	-39,986	798,939	-39,986
DEFICIT, BEGINNING OF PERIOD	-6,229,343	-6,013,518	-6,229,343	-6,013,518
DEFICIT, END OF PERIOD	$ (5,430,404)	$ (6,053,504)	$ (5,430,404)	$ (6,053,504)
NET INCOME (LOSS) PER SHARE	0.04	-0.00	0.04	-0.00

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited - See Notice to Reader)

	Three Months Ended March 31		Three Months Ended March 31	
	2003	**2002**	**2003**	**2002**
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ 798,939	$ (39,986)	$ 798,939	(39,986)
Changes in non-cash working capital items	(550,581)	18,245	(550,581)	18,245
	248,358	(21,741)	248,358	(21,741)
Investing activities				
Advances to related corporations	-	-		-
Financing activities				
Promissory Notes Receivable	(15,567)	-	(15,567)	-
Funds received from sale of Cayman subsidiary	75,000		75,000	
Issue of share capital	(306,316)	-	(306,316)	-
Share issue costs	-	-	-	-
	(246,883)	-	(246,883)	-
Change In cash (Decrease)	1,475	(21,741)	1,475	(21,741)
Cash, beginning of period	17,816	21,935	17,816	21,935
Cash, end of period	$ 19,290	$ 194	$ 19,290	$ 194

82-4151

SOLANA PETROLEUM CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2003
(Unaudited - See Notice to Reader)

1 Related party transactions

The company has entered into agreements whereby certain directors and officers were paid $ 7,500 (2002 - $ 7,500) for consulting and management fees.

In connection with amounts previously paid to directors and officers under consulting contracts, a portion of which fees were determined to be in excess of amounts allowable as the result of the company's shares being designated as Inactive, the company received two promissory notes totaling $122,287 on March 1, 2003. These notes are due March 1, 2008 and have an interest rate of 3%.

2 Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

3 Divestiture of Colombian Interests

As part of its restructuring, effective January 31, 2003, the Corporation divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the Corporation's petroleum assets outside North America including the Corporation's rights to a pending acquisition of a 42% working interest in the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the sale agreement, the purchasers will make future cash payments totaling $225,000 to Solana (of which, $75,000 had been made as of March 31, 2003), assume existing debt of the Corporation in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the Corporation's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the Corporation's Board of Directors as of December 31, 2002.

4 Subsequent Events
Agreement to acquire Ontario Mining Interests

On April 18, 2003, the Corporation executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario Corporation, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 410 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per unit for a total purchase price of $1,000,000. .Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares are subject to shareholder and Exchange approval

82-4931

FORM 51-901F

Quarterly Report

Incorporated as part of:	________	Schedule A
	X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER:	Solana Petroleum Corp.
ISSUER ADDRESS:	121 E. Birch Ave., Suite 508 Flagstaff, Arizona 86001 U.S.A.
ISSUER PHONE:	928-779-0166
ISSUER FAX:	928-779-0107
CONTACT PERSON:	Eric A. Gavin
CONTACT'S POSITION:	V.P. Finance & Administration
CONTACT'S PHONE NUMBER:	928-779-0166
FOR QUARTER ENDED:	March 31, 2003
DATE OF REPORT:	September 5, 2003
CONTACT E-MAIL ADDRESS:	solanapetroleum@aol.com
WEB SITE ADDRESS:	www.solanapetroleum.com

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. Bruce Carruthers II	**"J. Bruce Carruthers II"**	**September 5, 2003**
NAME OF DIRECTOR		**DATED**
John A. Bolen	**"John A. Bolen"**	**September 5, 2003**
NAME OF DIRECTOR		**DATED**

SCHEDULE B: **SUPPLEMENTARY INFORMATION**

1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $7,500 in Management Fees.

2. Related Party Transactions

See Note 1 to the attached Financial Statements ending March 31, 2003 (the "Financial Statements").

3.(a) Summary of Securities Issued During the Period

The Company did not issue any securities during the three-month period ending March 31, 2003. However, the Company did return 3,063,155 common shares to its Treasury in connection with the divestiture of its Colombian interests (see Note 3 to the Financial Statements).

3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

4.(a)(b) Summary of Securities as at the End of the Reporting Period

Authorized:	Unlimited Common Shares with no par value
	Unlimited First Preferred Shares
	Unlimited Second Preferred Shares
Issued:	17,225,900
Value of Common Shares:	$5,051,051

4.(c) Summary of Options Outstanding as at the End of the Reporting Period

Security	Number	Exercise Price	Expiry Date
Options	421,340	$0.50	October 22, 2003
Options	150,000	$0.17	September 22, 2005

4.(d) Shares in Escrow as at the End of the Reporting Period

600,000 common shares are held in escrow pursuant to an Escrow Agreement dated September 25, 1998.

5. List of Directors and Officers as at the End of the Reporting Period

J. Bruce Carruthers II	President, CEO, Director
William W. Root	CFO, Director
Eric A. Gavin	Vice President Finance & Administration
Jack A. Bolen	Director

SCHEDULE C
MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet. Management believes that shareholder value can be better attained in the Canadian mining industry and therefore has decided to focus its efforts and resources on building the company into a profitable North American mining entity.

As part of its restructuring, effective January 31, 2003, the Corporation has divested its entire interest in its Cayman Island subsidiary, Solana Petroleum Exploration (Colombia) Limited. (Please see Note 3 to the Financial Statements for more information on this divestiture.)

On February 3, 2003, the Corporation reached an agreement in principle with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario Corporation, to acquire all of Hexagon Gold's mining interests in over 411 square kilometers of leases, claims and options near Mine Centre, in the Kenora and Thunder Bay Mining Divisions of Ontario (the "Mining Properties'). These holdings include both the historic Foley and Golden Star Mines near Bad Vermilion Lake, where total officially recorded gold production exceeded 16,000 ounces, primarily at the turn of the last century. (Please see note 4 to the Financial Statements for more information on this agreement.)

In addition, Solana has scheduled its Annual and Special Shareholders' Meeting for October 24, 2003. At this meeting, the shareholders of the Corporation will be asked to approve the acquisition of the Mining Properties through the issuance of five million post consolidation shares, to grant authorization to Solana's Board of Directors to effect a consolidation of the Corporation's common shares on a basis to be determined, but of no less than 3 old shares for one new share and no more than 10 old shares for one new share of the Corporation. The shareholders will also be asked to approve a name change of the Corporation from Solana Petroleum Corp. to Q-Gold Resources, Ltd.

In conjunction with the acquisition of the Mining Properties, Solana is seeking a private placement financing of $300,000 (the "Financing"). The Financing is intended to fund a work program on the Foley Mine consisting of a drill program designed to test an indicated ore body from 500 – 1,000 feet below the mine's existing workings. It is hoped that this financing can be closed soon after the shareholder meeting on October 24th.

Inactive Issuer
The writeoff of the company's petroleum assets from its balance sheet, required by the company's auditors, caused the company to fall out of compliance with Tier 2 requirements as set out by the Exchange. Since the company was no longer meeting all Tier 2 requirements, the Canadian Venture Exchange (now the TSX Venture Exchange) designated the company an "Inactive Issuer" in accordance with Policy 2.6 on September 25, 2001.

Effective August 18th, trading of the company's shares has been transferred to the NEX, a new and separate board of the TSX Venture Exchange. The company's shares will resume trading on the TSX Venture Exchange upon completion of the company's reactivation plan, which involves the acquisition of the Mining Properties and financing of the work program described above.

Corporate Strategy
Management believes that the acquisition of the Mining Properties will provide its shareholders with a great opportunity to participate in a modern, coherent gold exploration program on this sizable land package, which includes the past producing Foley and Golden Star Mines, as well as most of the other significant mineral occurrences in the Mine Centre Area. The mining and management experience of J. Bruce Carruthers II and John (Jack) A. Bolen will proved invaluable to the Company and insure an efficient exploration program that will provide valuable data to thoroughly explore and eventually, it is hoped, develop these properties and transform the company into a profitable mining concern.

Liquidity and Solvency
The company is currently able to meet its financial obligations as they arise.

August 29, 2003

NOTICE TO READER

To the Shareholders of
Solana Petroleum Corporation

I have compiled the balance sheet of Solana Petroleum Corporation, as at June 30, 2003, and the statement of income and changes in financial position for the nine month period then ended. The balances have not been audited, reviewed or otherwise verified for accuracy or completeness. Readers are cautioned that these statements may not be appropriate for their purposes.

SOLANA PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEET
JUNE 30, 2003
(Unaudited - See Notice to Reader)

	JUNE 30 2003	DEC 31 2002
ASSETS		
Current assets		
Funds held in trust	$ -	$ 7,108
Cash	(55)	10,708
Accounts receivable	100,000	3,877
Prepaid expenses	53,077	774
Deposits on petroleum and natural gas properties (note 1)	-	2,062,373
Deposit on mining properties	14,558	-
Current portion of amounts receivable from directors and officers	-	4,685
	167,580	2,089,525
Capital assets		
Office equipment	626	5,122
Computer	6,334	18,340
Less: Accumulated depreciation	(5,077)	(7,552)
	1,883	15,910
Promissory Notes Receivable (note 2)	121,475	106,720
	$ 290,938	**$ 2,212,155**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 38,045	$ 106,330
Share subscriptions repayable	29,650	2,336,090
	67,695	2,442,420
Funds for future California Syndicate AFE's	641,711	641,711
Share capital (Issued 17,225,900 shares)	5,684,102	5,990,418
Less: Share issue costs	(633,051)	(633,051)
	5,051,051	5,357,367
Deficit	(5,469,519)	(6,229,343)
	(418,468)	(871,976)
	$ 290,938	$ 2,212,155

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - See Notice to Reader)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
REVENUE				
Income from sale of Cayman Subsidiary	$ -	$ -	$ 761,355	$ -
Interest income	-	-	-	6
	-	-	761,355	6
EXPENSE				
Accounting	200	2,804	200	2,804
Compliance agency fees	8,298	-	10,408	
Consultants	963	-	4,009	4,800
Insurance	0	-	215	2,511
Interest	717	123	813	123
Legal fees	13,266	-	25,546	-
Management fees	7,500	24,000	15,000	44,688
Miscellaneous Expenses	251	-	5,466	-
Office	11,228	2,057	20,542	10,148
Promotion and investor relations	1,488	8,164	5,811	12,138
Taxes	-	-	824	-
Travel	1,265	1,987	3,491	1,987
	45,174	39,135	92,324	79,199
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	-45,174	-39,135	669,031	-79,193
FOREIGN EXCHANGE GAIN (LOSS)	6,059	355	90,793	427
NET INCOME FOR THE PERIOD	-39,115	-38,780	759,824	-78,766
DEFICIT, BEGINNING OF PERIOD	-5,430,404	-6,053,504	-6,229,343	-6,013,518
DEFICIT, END OF PERIOD	$ (5,469,519)	$ (6,092,284)	$ (5,469,519)	$ (6,092,284)
NET INCOME (LOSS) PER SHARE	-0.00	-0.00	0.04	-0.00

82-4931

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited - See Notice to Reader)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002**	**2003**	**2002**
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (39,115)	$ (38,780)	$ 759,824	(78,766)
Changes in non-cash working capital items	(30,230)	(3,703)	(580,812)	14,542
	(69,345)	(42,483)	179,012	(64,224)
Investing activities				
Advances to related corporations	-	(22,500)	-	(22,500)
Financing activities				
Promissory Notes Receivable		-	(15,567)	-
Funds received from sale of Cayman Subsidiary	50,000		125,000	
Short term loan	-	67,464	-	67,464
Issue of share capital	-	-	(306,316)	-
Share issue costs	-	-	-	-
	50,000	67,464	(196,883)	67,464
Change in cash (Decrease)	(19,345)	2,481	(17,871)	(19,260)
Cash, beginning of period	19,290	3,464	17,816	25,205
Cash, end of period	$ (55)	$ 5,945	$ (55)	$ 5,945

SOLANA PETROLEUM CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited - See Notice to Reader)

1 Related party transactions

The company has entered into agreements whereby certain directors and officers were paid $ 7,500 (2002 - $ 7,500) for consulting and management fees.

2 Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

3 Agreement to acquire Ontario Mining Interests

On April 18, 2003, the Corporation executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario Corporation, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 410 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per unit for a total purchase price of $1,000,000. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares are subject to shareholder and Exchange approval.

82-4931

FORM 51-901F

Quarterly Report

Incorporated as part of:	________	Schedule A
	___X___	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER:	Solana Petroleum Corp.
ISSUER ADDRESS:	121 E. Birch Ave., Suite 508 Flagstaff, Arizona 86001 U.S.A.
ISSUER PHONE:	928-779-0166
ISSUER FAX:	928-779-0107
CONTACT PERSON:	Eric A. Gavin
CONTACT'S POSITION:	V.P. Finance & Administration
CONTACT'S PHONE NUMBER:	928-779-0166
FOR QUARTER ENDED:	June 30, 2003
DATE OF REPORT:	September 5, 2003
CONTACT E-MAIL ADDRESS:	solanapetroleum@aol.com
WEB SITE ADDRESS:	www.solanapetroleum.com

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. Bruce Carruthers II	**"J. Bruce Carruthers II"**	**September 5, 2003**
NAME OF DIRECTOR		**DATED**
John A. Bolen	**"John A. Bolen"**	**September 5, 2003**
NAME OF DIRECTOR		**DATED**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $7,500 in Management Fees.

2. Related Party Transactions

See Note 1 to the attached Financial Statements ending June 30, 2003 (the "Financial Statements").

3.(a) Summary of Securities Issued During the Period

The Company did not issue any securities during the three-month period ending June 30, 2003.

3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

4.(a)(b) Summary of Securities as at the End of the Reporting Period

Authorized:	Unlimited Common Shares with no par value
	Unlimited First Preferred Shares
	Unlimited Second Preferred Shares
Issued:	17,225,900
Value of Common Shares:	$5,051,051

4.(c) Summary of Options Outstanding as at the End of the Reporting Period

Security	Number	Exercise Price	Expiry Date
Options	421,340	$0.50	October 22, 2003
Options	150,000	$0.17	September 22, 2005

4.(d) Shares in Escrow as at the End of the Reporting Period

600,000 common shares are held in escrow pursuant to an Escrow Agreement dated September 25, 1998.

5. List of Directors and Officers as at the End of the Reporting Period

J. Bruce Carruthers II	President, CEO, Director
William W. Root	CFO, Director
Eric A. Gavin	Vice President Finance & Administration
Jack A. Bolen	Director

82-4931

SCHEDULE C
MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet. Management believes that shareholder value can be better attained in the Canadian mining industry and therefore has decided to focus its efforts and resources on building the company into a profitable North American mining entity.

On April 18, 2003, the Corporation executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario Corporation, to acquire all of Hexagon Gold's mining interests in over 411 square kilometers of leases, claims and options near Mine Centre, in the Kenora and Thunder Bay Mining Divisions of Ontario (the "Mining Properties'). These holdings include both the historic Foley and Golden Star Mines near Bad Vermilion Lake, where total officially recorded gold production exceeded 16,000 ounces, primarily at the turn of the last century. (Please see note 3 to the Financial Statements for more information on this agreement.)

In addition, Solana has scheduled its Annual and Special Shareholders' Meeting for October 24, 2003. At this meeting, the shareholders of the Corporation will be asked to approve the acquisition of the Mining Properties through the issuance of five million post consolidation shares, to grant authorization to Solana's Board of Directors to effect a consolidation of the Corporation's common shares on a basis to be determined, but of no less than 3 old shares for one new share and no more than 10 old shares for one new share of the Corporation. The shareholders will also be asked to approve a name change of the Corporation from Solana Petroleum Corp. to Q-Gold Resources, Ltd.

In conjunction with the acquisition of the Mining Properties, Solana is seeking a private placement financing of $300,000 (the "Financing"). The Financing is intended to fund a work program on the Foley Mine consisting of a drill program designed to test an indicated ore body from 500 – 1,000 feet below the mine's existing workings. It is hoped that this financing can be closed soon after the shareholder meeting on October 24th.

Inactive Issuer
The writeoff of the company's petroleum assets from its balance sheet, required by the company's auditors, caused the company to fall out of compliance with Tier 2 requirements as set out by the Exchange. Since the company was no longer meeting all Tier 2 requirements, the Canadian Venture Exchange (now the TSX Venture Exchange) designated the company an "Inactive Issuer" in accordance with Policy 2.6 on September 25, 2001.

Effective August 18th, trading of the company's shares has been transferred to the NEX, a new and separate board of the TSX Venture Exchange. The company's shares will resume trading on the TSX Venture Exchange upon completion of the company's reactivation plan, which involves the acquisition of the Mining Properties and financing of the work program described above.

Corporate Strategy
Management believes that the acquisition of the Mining Properties will provide its shareholders with a great opportunity to participate in a modern, coherent gold exploration program on this sizable land package, which includes the past producing Foley and Golden Star Mines, as well as most of the other significant mineral occurrences in the Mine Centre Area. The mining and management experience of J. Bruce Carruthers II and John (Jack) A. Bolen will proved invaluable to the Company and insure an efficient exploration program that will provide valuable data to thoroughly explore and eventually, it is hoped, develop these properties and transform the company into a profitable mining concern.

Liquidity and Solvency
The company is currently able to meet its financial obligations as they arise.

FORM 51-901F

Year-End Report

Incorporated as part of:	________	Schedule A
	X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER:	Solana Petroleum Corp.
ISSUER ADDRESS:	121 E. Birch Ave., Suite 508 Flagstaff, Arizona 86001 U.S.A.
ISSUER PHONE:	928-779-0166
ISSUER FAX:	928-779-0107
CONTACT PERSON:	Eric A. Gavin
CONTACT'S POSITION:	V.P. Finance & Administration
CONTACT'S PHONE NUMBER:	928-779-0166
FOR YEAR ENDED:	December 31, 2002
DATE OF REPORT:	September 5, 2003
CONTACT E-MAIL ADDRESS:	solanapetroleum@aol.com
WEB SITE ADDRESS:	www.solanapetroleum.com

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. Bruce Carruthers II	**"J. Bruce Carruthers II"**	**September 5, 2003**
NAME OF DIRECTOR		**DATED**
John A. Bolen	**"John A. Bolen"**	**September 5, 2003**
NAME OF DIRECTOR		**DATED**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $30,000 in Management Fees.

2. Related Party Transactions

See Note 9 to the attached Financial Statements ending December 31, 2002 (the "Financial Statements").

3.(a) Summary of Securities Issued During the Period

The Company did not issue any securities during the twelve-month period ending December 31, 2002. However, in a subsequent event in February 2003, the Company did return 3,063,155 common shares to its Treasury in connection with the divestiture of its Colombian interests (see Note 10 to the Financial Statements).

3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

4.(a)(b) Summary of Securities as at the End of the Reporting Period

Authorized:	Unlimited Common Shares with no par value
	Unlimited First Preferred Shares
	Unlimited Second Preferred Shares
Issued:	20,289,055
Value of Common Shares:	$5,357,367

4.(c) Summary of Options Outstanding as at the End of the Reporting Period

Security	Number	Exercise Price	Expiry Date
Options	421,340	$0.50	October 22, 2003
Options	150,000	$0.17	September 22, 2005

4.(d) Shares in Escrow as at the End of the Reporting Period

600,000 common shares are held in escrow pursuant to an Escrow Agreement dated September 25, 1998.

5. List of Directors and Officers as at the End of the Reporting Period

J. Bruce Carruthers II	President, CEO, Director
William W. Root	CFO, Director
Eric A. Gavin	Vice President Finance & Administration
Jack A. Bolen	Director

SCHEDULE C
MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet. Management believes that shareholder value can be increased in the Canadian mining industry and therefore has decided to focus its efforts and resources on building the company into a profitable North American mining entity.

As part of its restructuring, effective January 31, 2003, the Corporation has divested its entire interest in its Cayman Island subsidiary, Solana Petroleum Exploration (Colombia) Limited. (Please see Note 10 to the Financial Statements for more information on this divestiture.)

On February 3, 2003, the Corporation reached an agreement in principle, followed by an Option Agreement executed on April 18, 2003, with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario Corporation, to acquire all of Hexagon Gold's mining interests in over 411 square kilometers of leases, claims and options near Mine Centre, in the Kenora and Thunder Bay Mining Divisions of Ontario (the "Mining Properties'). These holdings include both the historic Foley and Golden Star Mines near Bad Vermilion Lake, where total officially recorded gold production exceeded 16,000 ounces, primarily at the turn of the last century. (Please see note 10 to the Financial Statements for more information on this agreement.)

In addition, Solana has scheduled its Annual and Special Shareholders' Meeting for October 24, 2003. At this meeting, the shareholders of the Corporation will be asked to approve the acquisition of the Mining Properties through the issuance of five million post consolidation shares, to grant authorization to Solana's Board of Directors to effect a consolidation of the Corporation's common shares on a basis to be determined, but of no less than 3 old shares for one new share and no more than 10 old shares for one new share of the Corporation. The shareholders will also be asked to approve a name change of the Corporation from Solana Petroleum Corp. to Q-Gold Resources, Ltd.

In conjunction with the acquisition of the Mining Properties, Solana is seeking a private placement financing of $300,000 (the "Financing"). The Financing is intended to fund a work program on the Foley Mine consisting of a drill program designed to test an indicated ore body from 500 – 1,000 feet below the mine's existing workings. It is hoped that this financing can be closed soon after the shareholder meeting on October 24th.

Inactive Issuer
The writeoff of the company's petroleum assets from its balance sheet, required by the company's auditors, caused the company to fall out of compliance with Tier 2 requirements as set out by the Exchange. Since the company was no longer meeting all Tier 2 requirements, the Canadian Venture Exchange (now the TSX Venture Exchange) designated the company an "Inactive Issuer" in accordance with Policy 2.6 on September 25, 2001.

Effective August 18th, trading of the company's shares has been transferred to the NEX, a new and separate board of the TSX Venture Exchange. The company's shares will resume trading on the TSX Venture Exchange upon completion of the company's reactivation plan, which involves the acquisition of the Mining Properties and financing of the work program described above.

Corporate Strategy
Management believes that the acquisition of the Mining Properties will provide its shareholders with a great opportunity to participate in a modern, coherent gold exploration program on this sizable land package, which includes the past producing Foley and Golden Star Mines, as well as most of the other significant mineral occurrences in the Mine Centre Area. The mining and management experience of J. Bruce Carruthers II and John (Jack) A. Bolen will proved invaluable to the Company and insure an efficient exploration program that will provide valuable data to thoroughly explore and eventually, it is hoped, develop these properties and transform the company into a profitable mining concern.

Liquidity and Solvency
The company is currently able to meet its financial obligations as they arise.

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fax (403) 216-8459
email: info@albertacompliance.com

REVISED

September 26, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to revise the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~October 24, 2003~~ November 7, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	September 19, 2003
RECORD DATE FOR VOTING	September 19, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	September 19, 2003
MATERIAL MAIL DATE	~~September 29, 2003~~ October 14, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
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